UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒            Form 40-F  ☐

Celyad Oncology SA

On May 15, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that it received a notification letter from The Nasdaq Stock Market (“Nasdaq”) (the “Notice”), advising the Company that its American Depositary Shares representing ordinary shares (“ADSs”) are scheduled for delisting from The Nasdaq Global Market and will be suspended at the opening of U.S. business on May 19, 2023.

The Notice stated that Nasdaq has determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time. The Company does not intend to appeal Nasdaq’s determination and, therefore, it is expected that the Company’s ADSs will be delisted from the Nasdaq Global Market on May 19, 2023. A Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s ADSs from listing on Nasdaq. The Company will continue to be listed on Euronext Brussels. Whether or not the Company’s ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company’s involvement.

The Company’s press release also contains additional information for the Company’s ADS holders.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333- 220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on May 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: May 16, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer